SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                              Heilig-Meyers Company
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $2.00 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   422893-10-7
                                  -------------
                                 (CUSIP Number)

                               Edward D. White III
                  Moye, Giles, O'Keefe, Vermeire & Gorrell, LLP
                       1225 Seventeenth Street, 29th Floor
                             Denver, Colorado 80202
                                 (303) 292-2900

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 8, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d01(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP NO.:  422893-10-7               13D                     Page 2 of 11 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   B & C Investments, LLC
   I.R.S. Identification Number:  84-1554615
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   WC
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Colorado
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            5,442,200
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          1,493,600
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       5,442,200
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     1,493,600
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,935,800 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions) 00
--------------------------------------------------------------------------------
(1) Includes 5,442,200 shares owned directly by B & C Investments, LLC and 1,493,600 shares owned by Barney D. Visser. Mr. Visser is a 50% controlling member of Furniture Row, LLC, the sole member of B & C Investments, LLC, and may be deemed to beneficially own the shares of common stock owned by B & C Investments, LLC.

CUSIP NO.:  422893-10-7               13D                     Page 3 of 11 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Barney D. Visser
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            1,493,600
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          5,442,200
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       1,493,600
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     5,442,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,935,800 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------
(1) Includes 5,442,200 shares owned directly by B & C Investments, LLC and 1,493,600 shares owned by Barney D. Visser. Mr. Visser is a 50% controlling member of Furniture Row, LLC, the sole member of B & C Investments, LLC, and may be deemed to beneficially own the shares of common stock owned by B & C Investments, LLC.

CUSIP NO.:  422893-10-7               13D                     Page 4 of 11 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Daniel J. Visser
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            45,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       45,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     45,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       less than 1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.:  422893-10-7               13D                     Page 5 of 11 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Gerald W. Meyering
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)      [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            236,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       236,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     236,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       less than 1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.:  422893-10-7               13D                     Page 6 of 11 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $2.00 par value per share (the "Common Stock"),of Heilig-Meyers Company, a Virginia corporation (the "Issuer"). The issuer's principal executive offices are located at 12560 West Creek Parkway, Richmond, VA 23238.

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are B & C Investments, LLC, Barney D. Visser, Daniel J. Visser and Gerald W. Meyering (collectively, the "Reporting Persons").

     B & C Investments, LLC is a Colorado limited liability company, whose principal business is investing in various companies. The principal office of B & C Investments, LLC is located at 300 Union Blvd., Suite 350, Lakewood, Colorado 80228.

     Barney D. Visser is a citizen of the United States whose business address is 13333 E. 37th Avenue, Denver, Colorado 80239. Mr. Visser is a 50% controlling member of Furniture Row, LLC, a Colorado limited liability company, whose principal business is acting as a holding company for numerous subsidiaries which are engaged in the retail home furnishings business. Furniture Row, LLC is the sole member of B & C Investments, LLC.

     Daniel J. Visser is a citizen of the United States whose business address is 13333 E. 37th Avenue, Denver, Colorado 80239. Mr. Visser is an officer of Denver Mattress Company, a subsidiary of Furniture Row, LLC, which is the sole member of B & C Investments, LLC. Additionally, Mr. Visser is the son of Barney D. Visser.

     Gerald W. Meyering is a citizen of the United States whose business address is 13333 E. 37th Avenue, Denver, Colorado 80239. Mr. Meyering is an officer of Furniture Row Companies, a group of companies that includes Furniture Row, LLC, the sole member of B & C Investments, LLC.

During the last five years, B & C Investments, LLC, Barney D. Visser, Daniel J. Visser and Gerald W Meyering have not:

(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b) been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which it/he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

B & C Investments, LLC funded its purchases of the Issuer's Common Stock from its own working capital. Barney D. Visser, Daniel J. Visser and Gerald W. Meyering funded each of their purchases of the Issuer's Common Stock with personal funds. None of the funds used by any of the Reporting Persons to purchase the Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

CUSIP NO.:  422893-10-7               13D                     Page 7 of 11 Pages


ITEM 4.  PURPOSE OF TRANSACTION

All of the shares of Common Stock beneficially owned by the Reporting Persons was acquired by the Reporting Persons for investment purposes. Although the Reporting Persons currently hold the shares of Common Stock for investment purposes, based on the Issuer's filing for Chapter 11 bankruptcy protection with the U.S. Bankruptcy Court for the Eastern District of Virginia on August 16, 2000, the Reporting Persons may pursue plans or proposals with the Issuer which would relate to or result in, among other things, stock repurchases, changes in strategic direction, management changes, sale of assets, a merger, reorganization or liquidation involving the Issuer.

Each of the Reporting Persons may make further purchases of the shares of the Issuer's Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it/him at any time. None of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. However, each of the Reporting Persons intend to continuously review its/his investment in the Issuer, and may, at any time and from time to time, review or reconsider its/his position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) B & C Investments, LLC may be deemed to beneficially own, in the aggregate, 6,935,800 shares of the Issuer's Common Stock.

         Barney D. Visser may be deemed to beneficially own, in the aggregate, 6,935,800 shares of the Issuer's Common Stock.

         Of the 6,935,800 shares of Common Stock which may be deemed to be beneficially owned by B & C Investments, LLC and Barney D. Visser,
         5,442,200 shares are owned directly by B & C Investments, LLC and 1,493,600 shares are owned directly by Barney D. Visser. Mr. Visser is a 50% controlling member of Furniture Row, LLC, a Colorado limited liability company, which is the sole member of B & C Investments, LLC and may be deemed to beneficially own the shares of Common Stock owned by B & C Investments, LLC.

         Daniel J. Visser may be deemed to beneficially own, in the aggregate, 45,000 shares of the Issuer's Common Stock. Mr, Visser disclaims any beneficial ownership of any other person's securities reported under this Schedule 13D, and this Schedule 13D shall not be deemed an admission that Mr. Visser is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.

         Gerald W. Meyering may be deemed to beneficially own, in the aggregate, 236,000 shares of the Issuer's Common Stock. Mr. Meyering disclaims any beneficial ownership of any other person's securities reported under this Schedule 13D, and this Schedule 13D shall not be deemed an admission that Mr. Meyering is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.

CUSIP NO.:  422893-10-7               13D                     Page 8 of 11 Pages


(b) B & C Investments, LLC has sole voting and dispositive power over 5,442,200 shares of Common Stock and shared voting and dispositive power over 1,493,600 shares.

         Barney D. Visser has sole voting and dispositive power over 1,493,600 shares of Common Stock and shared voting and dispositive power over 5,442,200 shares of Common Stock.

         Daniel J. Visser has sole voting and dispositive over all 45,000 shares of the Issuer's Common Stock owned by him.

         Gerald W. Meyering has sole voting and dispositive over all 45,000 shares of the Issuer's Common Stock owned by him.

(c) The trading dates, number of shares of Common Stock purchased and the price per share of Common Stock for all transactions related to the shares of common stock owned by the Reporting Persons which were effected in the past sixty (60) days are set forth on Schedule 1 hereto and are incorporated herein by reference. All purchases were made in the open market.

(d) Each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock owned directly by it/him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

There is filed herewith as Exhibit 1 a written agreement relating to joint filing as required by Rule 13d-1(k).

CUSIP NO.:  422893-10-7               13D                     Page 9 of 11 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2000                B & C INVESTMENTS, LLC

                                       By: Furniture Row, LLC, sole Member


                                       By: /s/ Gregory A. Ruegsegger
                                           -------------------------------------
                                           Gregory A. Ruegsegger, Vice President
                                             and General Counsel



Dated:  August 17, 2000                /s/ Barney D. Visser
                                       -----------------------------------------
                                       Barney D. Visser


Dated:  August 17, 2000                /s/ Daniel J. Visser
                                       -----------------------------------------
                                       Daniel J. Visser


Dated:  August 17, 2000                /s/ Gerald W. Meyering
                                       -----------------------------------------
                                       Gerald W. Meyering

CUSIP NO.:  422893-10-7               13D                    Page 10 of 11 Pages


                                   SCHEDULE 1


                             Date of              Number of             Price
Reporting Person           Transaction        Shares Purchased        Per Share
----------------           -----------        ----------------        ---------

B & C Investments, LLC       8/8/00               229,200             $0.5523
                             8/8/00             1,300,000             $0.4313
                             8/8/00             1,500,000             $0.1979
                             8/10/00              655,000             $0.4597
                             8/10/00              337,300             $0.6576
                             8/11/00              163,600             $0.50
                             8/14/00              250,000             $0.5625
                             8/14/00              407,100             $0.50
                             8/15/00              600,000             $0.50

Barney D. Visser             6/20/00              569,900             $1.1250
                             6/21/00              430,100             $1.4787
                             6/26/00              200,000             $1.6109
                             6/28/00              200,000             $1.6250
                             7/10/00               93,600             $1.3125

Daniel J. Visser             6/20/00                5,000             $1.1875
                             8/2/00                20,000             $0.4062
                             8/3/00                20,000             $0.2344

Gerald W. Meyering - no transactions effected in the past 60 days

CUSIP NO.:  422893-10-7               13D                    Page 11 of 11 Pages


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13d-1(k)
                                     OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


         B & C Investments, LLC, a Colorado limited liability company, Barney D. Visser, Daniel J. Visser and Gerald W. Meyering, each hereby agrees that this
Schedule 13D filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, $2.00 par value per share, of Heilig-Meyers Company is filed jointly on behalf of such persons.

Dated: August 17, 2000                 B & C INVESTMENTS, LLC

                                       By: Furniture Row, LLC, sole Member


                                       By: /s/ Gregory A. Ruegsegger
                                           -------------------------------------
                                           Gregory A. Ruegsegger, Vice President
                                             and General Counsel



                                       /s/ Barney D. Visser
                                       -----------------------------------------
                                       Barney D. Visser


                                       /s/ Daniel J. Visser
                                       -----------------------------------------
                                       Daniel J. Visser


                                       /s/ Gerald W. Meyering
                                       -----------------------------------------
                                       Gerald W. Meyering